UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                              (Amendment No. ___)*


                              Dynamotion/ATI Corp.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    26806410
                         ------------------------------
                                 (CUSIP Number)


                         Larry T. Rapp, Vice President
                      Electro Scientific Industries, Inc.
                          13900 NW Science Park Drive
                          Portland, Oregon 97229-5497
                                 (503) 641-4141
 ------------------------------------------------------------------------------
                      (Name, Address and Telephone Number
                        of Person Authorized to Receive
                          Notices and Communications)


                                January 24, 1997
                        -------------------------------
                         (Date of Event which Requires
                           Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following box [   ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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
                                  SCHEDULE 13D
                                  ------------

CUSIP No. 26806410                                                   Page 2 of 9

 1)   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Electro Scientific Industries, Inc.
      93-0370304
      --------------------------------------------------------------------------

 2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)   [   ]
                                                                 (b)   [   ]

 3)   SEC USE ONLY _____________________________________________________________


 4)   SOURCE OF FUNDS

      OT
      --------------------------------------------------------------------------

 5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                   [   ]

 6)   CITIZENSHIP OR PLACE OF ORGANIZATION

      Oregon
      --------------------------------------------------------------------------

                          7)  SOLE VOTING POWER

      NUMBER OF
                              --------------------------------------------------
      SHARES
                          8)  SHARED VOTING POWER
      BENEFICIALLY
                              2,570,466
      OWNED BY                --------------------------------------------------

      EACH                9)  SOLE DISPOSITIVE POWER

      REPORTING
                              --------------------------------------------------
      PERSON
                         10)  SHARED DISPOSITIVE POWER
      WITH

                              --------------------------------------------------

11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,570,466
      --------------------------------------------------------------------------

12)   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                          [   ]


      --------------------------------------------------------------------------

13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      46.85
      --------------------------------------------------------------------------

14)   TYPE OF REPORTING PERSON*

      CO
      --------------------------------------------------------------------------

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Item 1.  Security and Issuer

         This Statement relates to shares of Common Stock ("Common Stock") of Dynamotion/ATI Corp., a corporation organized under the laws of New York ("Dynamotion"). Dynamotion's principal executive offices are located at 1639 E. Edinger Ave., Santa Ana, CA 92705.

Item 2.  Identity and Background

         (a) This Statement is filed by Electro Scientific Industries, Inc., a corporation organized under the laws of Oregon ("ESI"), whose business address is 13900 NW Science Park Drive, Portland, OR 97229. ESI's principal business is manufacturing and distributing electronic equipment. During the past five years, ESI has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has it been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (b) Donald R. VanLuvanee is a Director and the President and Chief Executive Officer of ESI. ESI's corporate office address is 13900 NW Science Park Drive, Portland, OR 97229. Mr. VanLuvanee's business address is 13900 NW Science Park Drive, Portland, OR 97229. Mr. VanLuvanee is a citizen of the United States of America. During the past five years, Mr. VanLuvanee has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (c) Barry L. Harmon is Senior Vice President and Chief Financial Officer of ESI. ESI's corporate office address is 13900 NW Science Park Drive, Portland, OR 97229. Mr. Harmon's business address is 13900 NW Science Park Drive, Portland, OR 97229. Mr. Harmon is a citizen of the United States of America. During the past five years, Mr. Harmon has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (d) Jonathan C. Howell is Vice President and Managing Director--Vision Products Division of ESI. ESI's corporate office address is 13900 NW Science Park Drive, Portland, OR 97229. Mr. Howell's business address is 13900 NW Science Park Drive, Portland, OR 97229. Mr. Howell is a citizen of the United States of America. During the past five years, Mr. Howell has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (e) Mark W. Klug is Vice President of ESI and President and General Manager of Palomar Systems, Inc. ESI's corporate office address is 13900 NW Science Park Drive, Portland, OR 97229. Mr. Klug's business address is 13900 NW Science Park Drive, Portland, OR 97229.

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
Mr. Klug is a citizen of the United States of America. During the past five years, Mr. Klug has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Larry T. Rapp is Vice President and Corporate Secretary of ESI. ESI's corporate office address is 13900 NW Science Park Drive, Portland, OR 97229. Mr. Rapp's business address is 13900 NW Science Park Drive, Portland, OR 97229. Mr. Rapp is a citizen of the United States of America. During the past five years, Mr. Rapp has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (g) Joseph L. Reinhart is Director of Business Development of ESI. ESI's corporate office address is 13900 NW Science Park Drive, Portland, OR 97229. Mr. Reinhart's business address is 13900 NW Science Park Drive, Portland, OR 97229. Mr. Reinhart is a citizen of the United States of America. During the past five years, Mr. Reinhart has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (h) Joseph Z. Rivlin is Vice President of Sales of ESI. ESI's corporate office address is 13900 NW Science Park Drive, Portland, OR 97229. Mr. Rivlin's business address is 13900 NW Science Park Drive, Portland, OR 97229. Mr. Rivlin is a citizen of the United States of America. During the past five years, Mr. Rivlin has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (i) John Kurdock is Vice President of ESI. ESI's corporate office address is 13900 NW Science Park Drive, Portland, OR 97229. Mr. Kurdock's business address is 13900 NW Science Park Drive, Portland, OR 97229. Mr. Kurdock is a citizen of the United States of America. During the past five years, Mr. Kurdock has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (j) Vernon R. Swearingen is Vice President of ESI. ESI's corporate office address is 13900 NW Science Park Drive, Portland, OR 97229. Mr. Swearingen's business address is 13900 NW Science Park Drive, Portland, OR 97229. Mr. Swearingen is a citizen of the United States of America. During the past five years, Mr. Swearingen has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been a party to a civil

                                                                          4 of 9
proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (k) Edward J. Swenson is Senior Vice President of Technology Assessment of ESI. ESI's corporate office address is 13900 NW Science Park Drive, Portland, OR 97229. Mr. Swenson's business address is 13900 NW Science Park Drive, Portland, OR 97229. Mr. Swenson is a citizen of the United States of America. During the past five years, Mr. Swenson has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (l) Keith L. Thomson is a Director of ESI. ESI's corporate office address is 13900 NW Science Park Drive, Portland, OR 97229. Mr. Thomson's business address is 13900 NW Science Park Drive, Portland, OR 97229. Mr. Thomson is a citizen of the United States of America. During the past five years, Mr. Thomson has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (m) Douglas C. Strain is a Director of ESI. ESI's corporate office address is 13900 NW Science Park Drive, Portland, OR 97229. Mr. Strain's business address is 13900 NW Science Park Drive, Portland, OR 97229. Mr. Strain is a citizen of the United States of America. During the past five years, Mr. Strain has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (n) W. Arthur Porter is a Director of ESI. ESI's corporate office address is 13900 NW Science Park Drive, Portland, OR 97229. Mr. Porter's business address is 13900 NW Science Park Drive, Portland, OR 97229. Mr. Porter is a citizen of the United States of America. During the past five years, Mr. Porter has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                                                                          5 of 9

         (o) David F. Bolender is a Director of ESI. ESI's corporate office address is 13900 NW Science Park Drive, Portland, OR 97229. Mr. Bolender's business address is 13900 NW Science Park Drive, Portland, OR 97229. Mr. Bolender is a citizen of the United States of America. During the past five years, Mr. Bolender has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (p) Vernon B. Ryles, Jr. is a Director of ESI. ESI's corporate office address is 13900 NW Science Park Drive, Portland, OR 97229. Mr. Ryles's business address is 13900 NW Science Park Drive, Portland, OR 97229. Mr. Ryles is a citizen of the United States of America. During the past five years, Mr. Ryles has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (q) Larry L. Hansen is a Director of ESI. ESI's corporate office address is 13900 NW Science Park Drive, Portland, OR 97229. Mr. Hansen's business address is 13900 NW Science Park Drive, Portland, OR 97229. Mr. Hansen is a citizen of the United States of America. During the past five years, Mr. Hansen has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

         On January 24, 1997, ESI entered into Voting Agreements (the "Voting Agreements") with Wojciech Komowski and Dynamotion Investment L.L.C., both of which are shareholders of Dynamotion ("Shareholders"), pursuant to which, in consideration of the covenants and agreements of ESI contained therein and in an Agreement of Reorganization and Merger dated as of January 24, 1997 among ESI, Dynamotion, Dynamotion Merger Corp., a New York corporation wholly owned by ESI ("Merger Corp."), and certain key shareholders of Dynamotion (the "Merger Agreement"), and as an inducement to ESI to enter into the Merger Agreement, Shareholders agreed to vote at a special meeting of Dynamotion's shareholders (the "Special Meeting") called for the purpose of approving the Merger Agreement and the transactions contemplated thereby (including the merger of Dynamotion into Merger Corp. (the "Merger")) all of Shareholders' shares of Dynamotion's voting securities in favor of the Merger and a proposal (the "Conversion Proposal") to amend the terms of certain outstanding convertible preferred stock of Dynamotion so that, among other things, all shares of such convertible preferred stock will automatically convert into shares of Common Stock, par value $0.04 per share, of Dynamotion immediately before the Merger takes effect.

Item 4.  Purpose of Transaction

         (a) - (c), (f) & (j) On January 24, 1997, Dynamotion and ESI entered into the Merger Agreement, pursuant to which Dynamotion would be merged with and into Merger Corp. (the "Merger"). Under the Merger Agreement, each share of Dynamotion's Common Stock outstanding immediately prior to the effective time of the Merger (the "Effective Time") will be

                                                                          6 of 9
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converted into the right to receive that number of shares of ESI Common Stock, no par value ("ESI Common Stock"), as determined in accordance with the formula set forth in the Merger Agreement (the "Exchange Ratio"). A copy of the Merger Agreement is included as Exhibit 7.3 to this Schedule 13D and is specifically incorporated herein by reference.

         Consummation of the transactions contemplated by the Merger Agreement is subject to the terms and conditions contained in the Merger Agreement, including the receipt of approval of the Merger by the stockholders of Dynamotion and the receipt of certain regulatory approvals. The Merger Agreement and the transactions contemplated by the Merger will be submitted for approval at a meeting of the stockholders of Dynamotion that is expected to take place during the first quarter of 1997.

         The Voting Agreement was entered into by the Shareholders as a condition of and in consideration for ESI's entering into the Merger Agreement. Reference is made to Item 6 hereof for a more detailed summary of the terms of the Voting Agreement.

         (d) Pursuant to the Merger Agreement, Merger Corp. will be the surviving corporation in the Merger and, accordingly, Dynamotion will be managed by Merger Corp.'s board of directors and executive officers following the Merger. Merger Corp.'s board of directors is composed of Donald R. VanLuvanee, Barry L. Harmon and Larry T. Rapp, who are also officers and/or directors of ESI. Mr. VanLuvanee, Mr. Harmon and Mr. Rapp are also the officers of Merger Corp. There are no present plans to make any changes to the officers or directors of Merger Corp.

         (e) The Merger Agreement provides that, prior to the Effective Time, Dynamotion generally may not pay dividends on its capital stock.

         (g) At the Effective Time, the articles of incorporation and bylaws of the combined organization will be those of Merger Corp. as in effect immediately preceding the Effective Time.

         (h) Upon consummation of the Merger, Dynamotion's Class A Non-Cumulative Redeemable Convertible Preferred Stock and Class A Redeemable Common Stock Purchase Warrants will be delisted from the Boston Stock Exchange.

         (i) Upon consummation of the Merger, Dynamotion's Common Stock, Class A NonCumulative Redeemable Convertible Preferred Stock and Class A Redeemable Common Stock Purchase Warrants will become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "1934 Act").

Item 5.  Interest in Securities of the Issuer

         (a) - (c) ESI may be deemed to be the beneficial owner of 2,570,466 shares of Dynamotion Common Stock. 258,356 shares of outstanding Common Stock, 330,302 shares of Common Stock subject to a currently exercisable warrant and 2,000,000 shares of Class B Cumulative Convertible Preferred Stock (collectively, "the Securities") are subject to the Voting Agreements. The 2,000,000 shares of Class B Convertible Preferred Stock are presently convertible into Common Stock and will, upon approval of the Conversion Proposal and consummation of the Merger, be automatically converted into 1,981,808 shares of Common Stock. The Securities represent approximately 46.85% of the currently outstanding shares of Dynamotion Common Stock. ESI has no right dispose of any of the Securities that are subject to the Voting Agreements. By virtue of the Voting Agreements, ESI has shared power to vote the Securities, subject to the terms of the

                                                                          7 of 9

Voting Agreements with respect to the termination thereof. Except as described in this Schedule 13D, to the best knowledge of ESI, none of the persons listed in Item 2 above beneficially owns any shares of Dynamotion Common Stock. Except as described in this Schedule 13D, neither ESI nor, to the best of its knowledge, any of the persons listed in Item 2 above has effected any transactions in Dynamotion Common Stock during the past 60 days.

         (d) Not applicable.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         The Voting Agreements. Set forth below is a description of certain provisions of the Voting Agreements. Such description is qualified in its entirety by reference to the copies of the Voting Agreements filed as Exhibits
7.1 and 7.2 to this Schedule 13D and specifically incorporated by reference herein.

         Pursuant to the terms of the Voting Agreements, at the Special Meeting, Shareholders will, in person or by proxy, vote all of Shareholders' shares of Dynamotion Voting Securities in favor of approving the Conversion Proposal and the Merger. Shareholders will also vote all other Voting Dynamotion Securities over which such Shareholders may have voting rights, whether as custodian for a minor, by proxy, or otherwise, in favor of approving the Conversion Proposal and the Merger.

         The Merger Agreement. Set forth below is a description of certain provisions of the Merger Agreement. Such description is qualified in its entirety by reference to the copy of the Merger Agreement filed as Exhibit 7.3 to this Schedule 13D and specifically incorporated by reference herein.

         Consummation of the Merger is subject to various conditions, including approval of Dynamotion's stockholders; obtaining regulatory approvals; the effectiveness of a registration statement relating to and NASDAQ listing of the shares of ESI Common Stock to be issued in the Merger; the absence of any order, decree or injunction which enjoins or prohibits the consummation of the Merger; the representations and warranties of each party must be true and correct in all material respects; and each party must have performed its obligations under the Merger Agreement in all material respects. None of the foregoing approvals has yet been obtained, and there is no assurance as to if or when such approvals will be obtained.

         Pursuant to the Merger Agreement, Dynamotion has generally agreed to operate its business only in the usual and ordinary course consistent with past practice, to use reasonable best efforts to preserve intact its business organization, employees and advantageous business relationships, and to take no action that would adversely affect the ability of Dynamotion or ESI to obtain any necessary approvals of governmental authorities or to perform its covenants under the Merger Agreement. Additionally, except with the prior written consent of ESI or as permitted in the Merger Agreement, Dynamotion may not: (i) solicit or authorize acquisition inquiries or proposals from any party; (ii) incur indebtedness, other than in the ordinary course of business consistent with past practice (the "ordinary course"); (iii) adjust, split, combine or reclassify its capital stock; (iv) sell or encumber assets, other than in the ordinary course;
(v) pay dividends or make any other distribution on its capital stock; (vi) enter into any transaction, make any commitment (whether or not subject to the approval of the Board of Directors of Dynamotion) or modify any contracts, except as otherwise contemplated or permitted by the Merger Agreement except for transactions in the ordinary course

                                                                          8 of 9
not exceeding $25,000; (vii) amend its certificate of incorporation or bylaws;
(viii) authorize capital expenditures other than in the ordinary course, form any subsidiary, or make any acquisition of, or investment in, assets or stock of any other person or entity; (ix) make any tax election; (x) permit any insurance policy naming it as a beneficiary or a loss payable payee to be canceled, terminated, or renewed; or (xi) change its method of accounting as in effect at December 31, 1995, except as required by changes in generally accepted accounting principles as concurred with by Dynamotion's independent auditors, or change its fiscal year. ESI and Dynamotion each will pay all expenses incurred by it in connection with the transactions contemplated by the Merger Agreement.

         Except as described above, none of ESI or, to the best of its knowledge, any of the persons listed in Item 2 above, has any contract, arrangement, understanding or relationship with any person with respect to any securities of Dynamotion, including the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits

         Filed as exhibits hereto are the following:

         7.1 Voting Agreement dated January 24, 1997 between Electro Scientific Industries, Inc. and Dynamotion Investments, L.L.C.

         7.2 Voting Agreement dated January 24, 1997 between Electro Scientific Industries, Inc. and Wojciech Komowski.

         7.3 Agreement of Reorganization and Merger among Electro Scientific Industries, Inc, Dynamotion/ATI Corp., Dynamotion Merger Corp. and Certain Key Shareholders of Dynamotion/ATI Corp., dated January 24, 1997.


Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



  January 29, 1997                     LARRY T. RAPP
---------------------                  -----------------------------------
        Date                           Larry T. Rapp, Vice President

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